UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M.J. GROSSNICKLE, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

157 MAIN STREET
(No. and Street)

DAMARISCOTTA (City) MAINE (State) 04543 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Grossnickle (Name) +1 (917) 538-2387 (Area Code – Telephone Number) mjg@mjgrossnickle.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR GROUP, P.C.
(Name – if individual, state last, first, and middle name)

28411 Northwestern Highway Suite 800 (Address) Southfield (City) MI (State) 48034 (Zip Code)

09/22/2009 (Date of Registration with PCAOB)(if applicable) 3744 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Matthew Grossnickle_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _M.J. GROSSNICKLE, LLC_____, as of _12/31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JODEE M. KELLEY
NOTARY PUBLIC
State of Maine
My Commission Expires
April 14, 2023

Signature: _M.J. Grossnickle_

Title: _____
Director



_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_____
**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M.J. GROSSNICKLE, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

M.J. GROSSNICKLE, LLC

FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - AUDIT REPORT   1

FINANCIAL STATEMENTS:
Statement of Financial Condition   3
Statement of Operations   4
Statement of Changes in Member's Equity   5
Statement of Cash Flows   6
Notes to Financial Statements   7

SUPPLEMENTAL INFORMATION:
I. Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission   11
Il. Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption)   12
III. Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)   13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - EXEMPTION REPORT REVIEW   14

EXEMPTION REPORT   15



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
M.J. Grossnickle, LLC
Damariscotta, Maine

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.J. Grossnickle, LLC as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of M.J. Grossnickle, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M.J. Grossnickle, LLC's management. Our responsibility is to express an opinion on M.J. Grossnickle, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M.J. Grossnickle, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Auditor's Report on Supplemental Information

The I Schedule of Computation of Net Capital Pursuant to Rule 15c3-1, II Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption) and III Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption) (referred to as "supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of M.J. Grossnickle, LLC 's financial statements. The supplemental information is the responsibility of M.J. Grossnickle, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as M.J. Grossnickle, LLC's auditor since 2022.

Southfield, Michigan
March 27, 2023

M.J. GROSSNICKLE, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2022

ASSETS	
Current Assets	
Bank Accounts	
Business Checking (9100)	103,528.92
Total Bank Accounts	**$103,528.92**
Other Current Assets	
Due From Member	140.70
FINRA EBill Cash Account	707.05
Total Other Current Assets	**$847.75**
Total Current Assets	**$104,376.67**
TOTAL ASSETS	**$104,376.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Accrued Professional Fees	1,500.00
Total Accounts Payable	**$1,500.00**
Total Current Liabilities	**$1,500.00**
Total Liabilities	**$1,500.00**
Equity	
Retained Earnings	-74,918.25
Shareholder's Equity	255,000.00
Net Loss	-77,205.08
Total Equity	**$102,876.67**
TOTAL LIABILITIES AND EQUITY	**$104,376.67**

SEE NOTES TO FINANCIAL STATEMENTS

M.J. GROSSNICKLE, LLC

STATEMENT OF OPERATIONS

For The Year Ended, December 31, 2022

REVENUE	**$0.00**
Expenses	
Bank Charges & Fees	153.00
Dues & subscriptions	495.00
Legal & Professional Services	
Compliance IT Vendor	1,000.00
KAPCO GROUP, INC. Expense	67,150.00
Total Legal & Professional Services	**68,150.00**
Meals & Entertainment	116.12
Office Supplies & IT	337.59
Information Technology	1,373.42
Intuit QuickBooks Expense	671.58
Telephony	442.42
Total Office Supplies & IT	**2,825.01**
Regulatory Fees & Expenses	2,012.50
FINRA Fee / Exam	1,854.00
Total Regulatory Fees & Expenses	**3,866.50**
Rent & Lease	1,205.00
Travel	394.45
Total Expenses	**$77,205.08**
NET OPERATING LOSS	**$ -77,205.08**
NET LOSS	**$ -77,205.08**

SEE NOTES TO FINANCIAL STATEMENTS

M.J. GROSSNICKLE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

As of December 31, 2022

BALANCE, AT BEGINNING OF YEAR	$180,081.75
CONTRIBUTIONS, AT BEGINNING OF YEAR	-
NET LOSS	-77,205.08
BALANCE, AT END OF YEAR	**$ 102,876.67**

SEE NOTES TO FINANCIAL STATEMENTS

M.J. GROSSNICKLE, LLC

STATEMENT OF CASH FLOWS

For The Year Ended, December 31, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Loss	-77,205.08
Adjustments to reconcile Net Loss to Net Cash provided by operations:	
Due From Member	-54.11
FINRA EBill Cash Account	-231.00
Accounts Payable (A/P)	0.00
Accrued Professional Fees	1,500.00
Total Adjustments to reconcile Net Loss to Net Cash used by operations:	**1,214.89**
Net cash used in operating activities	**$ -75,990.19**
NET CASH DECREASE FOR PERIOD	**$ -75,990.19**
Cash at beginning of period	179,519.11
CASH AT END OF PERIOD	**$103,528.92**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest: $ -
Cash paid for income taxes: $ -

SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization

M.J. GROSSNICKLE, LLC (the "Company") was formed for the purpose of doing business as a Capital Acquisition Broker; commercial operations commenced March 15th, 2022 following the acceptance of membership in the Financial Industries Regulatory Authority ("FINRA"). The Company engages in mergers & acquisition advisory and private placement of securities. It does not carry customer accounts, hold customer funds or securities or introduce accounts on a fully-disclosed basis to a clearing firm.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company follows ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from these arrangements is recognized at a point in time, generally the closing date of the transaction. There was no revenue from investment banking services during 2022.

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A) and private placement activities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from these arrangements is recognized at a point in time, generally the closing date of the transaction. There was no revenue from advisory services during 2022. Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

Computation of customer reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. S 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities and mergers & acquisition advisory.

Income taxes

The Company is a limited liability company under the Internal Revenue Code. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents

The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalents. Cash and cash equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2022, there were no accounts with balances that exceeded the FDIC limits.

Leases

Leases are accounted for in accounting for in accordance with ASC 842 Leases. The company has an operating lease for their corporate office space in Damariscotta, Maine requiring monthly payments of $350.00 and certain variable lease payments on a month to month basis. The company has elected to apply short term lease exception to a term of one year or less. Lease expense under this agreement was $1,205 for 2022.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2022 , the Company had net capital of $102,877 which was $97,029 in excess of the required capital of $5,000.

The Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31 , 2022, the Company's ratio of aggregate indebtedness to net capital was .01 to 1.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 3 - Subsequent Events

The Company has evaluated subsequent events through March 24, 2023. There were no subsequent events identified that would require recognition or disclosure in the financial statements.

NOTE 4 - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2022, the Company had Member's Equity of $102,876.67, having experienced negative cash outflows of $75,990.19 during the twelve months ended As of December 31, 2022.

These factors raise a degree of doubt about the Company's ability to continue as a going concern beyond 2023. If the Company's Managing Member is unable to inject additional capital, restructure ongoing expenses, or market conditions otherwise improve, it may be forced to curtail or cease operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

M.J. GROSSNICKLE, LLC

FOR THE YEAR ENDED DECEMBER 31, 2022

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

M.J. GROSSNICKLE, LLC

DECEMBER 31, 2022

I SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total members' equity qualified for net capital	$102,877
Deductions and/or charges Nonallowable assets:	
Other assets	848
Total Nonallowable assets	848
Net capital	$102,029

AGGREGATE INDEBTEDNESS

	$1,500

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate indebtedness)	100
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of above two minimum requirement amounts)	5,000
Excess net capital	$97,029
Ratio: Aggregate indebtedness to net capital	.01 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2022 as filed by M.J. GROSSNICKLE, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding SIPC Agreed-upon Procedures

The Company is exempt from the filing of the SIPC Agreed-upon Procedures report as gross revenues are less than $500,000.

M.J. GROSSNICKLE, LLC
DECEMBER 31, 2022

Il SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 (EXEMPTION)

M.J. GROSSNICKLE, LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. S 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities.

M.J. GROSSNICKLE, LLC
DECEMBER 31, 2022

Ill SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 (EXEMPTION)

M.J. GROSSNICKLE, LLC is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. S 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to private placement of securities.



CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
M.J. Grossnickle, LLC
Damariscotta, Maine

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) M.J. Grossnickle, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business to private placement of securities and mergers and acquisition advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M.J. Grossnickle, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.J. Grossnickle, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

MRPR Group, P.C.

Southfield, Michigan
March 27, 2023

-14-

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com



M.J. GROSSNICKLE, LLC
Member SIPC & FINRA

157 MAIN STREET
PO BOX 1141
DAMARISCOTTA, ME
04543-1141
+1 (917) 538-2387

EXEMPTION REPORT

M.J. GROSSNICKLE, LLC (the "Company") is a registered Capital Acquisition Broker ("CAB") under the FINRA CAB Rules, subject to any restrictions described in FINRA CAB Rule 016(c)(1), and subject to Rule 17a5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

3. The Company limits its business activities exclusively to:

    a. Private Placements of Securities
    b. Mergers and Acquisition Advisory Services

4. Consequently, the Company, can not, and will not:

    a. Directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
    b. Does not and will not carry accounts of or for customers
    c. Does not and will not carry PAB accounts

I, Matthew J. Grossnickle, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Matthew J. Grossnickle
Director, M.J. GROSSNICKLE, LLC
March 6th, 2023